Press Release

HARVEST OPERATIONS ANNOUNCES THIRD QUARTER 2012
FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA – NOVEMBER 14TH, 2012: Harvest Operations Corp. (TSX: HTE.DB.E, HTE.DB.F and HTE.DB.G) announces its financial and operating results for the third quarter ended September 30, 2012. The unaudited financial statements, notes and MD&A pertaining to the period are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and are available on the Harvest website www.harvestenergy.ca. All monetary figures reported herein are Canadian dollars unless otherwise stated.

UPSTREAM:

  Upstream production volumes were 57,686 barrels of oil equivalent per day (boe/d) in the quarter and 59,696 boe/d for the first nine months of the year, in line with production guidance of 59,000 boe/d for 2012.

  We invested $113.9 million in the quarter and $477.1 million for the nine months of 2012 in our western Canadian assets. Including BlackGold, we drilled 36 gross (32.8 net) wells in the quarter and 128 gross (114.1 net) wells for the nine months ended September 30, 2012.

  Netbacks prior to hedging for the quarter averaged $26.55/boe, a decrease of 14% compared to the same quarter in 2011 of $30.96/boe; the decrease is attributable to lower realized commodity prices, and higher operating costs partially offset by lower royalties and transportation costs.

  Upstream operations contributed $133.3 million of cash from operations in the third quarter of 2012, a 17% decrease from the third quarter of 2011 resulting from lower operating netback.

  Operating costs for the quarter increased to $17.55/boe compared to $16.36/boe in the same quarter in 2011 due to increased costs for well servicing, repairs and maintenance, processing and other fees.

DOWNSTREAM:

  Refinery throughput volume in the third quarter of 2012 averaged 84,889 barrels per day (bbl/d), an increase of 96% as compared to a throughput volume of 43,357 bbl/d in the third quarter of 2011 due to planned turnaround maintenance that occurred in 2011.

  Capital expenditures for our Downstream operations totaled $12.9 million for the quarter and were related to feedstock and product tank recertification, reliability improvements and the expansion of our retail gasoline operation.

  Cash contribution from operations was $0.2 million for the third quarter of 2012, a $1.8 million decrease from the same quarter in the prior year mainly due to lower refining gross margin, higher operating and purchased energy expenses, partially offset by a higher throughput volume.

  Third quarter of 2012 refinery margins averaged US$6.03/bbl as compared to US$10.06/bbl in the same quarter of 2011. The decrease in gross margin per bbl is due to lower product crack spreads as a result of increased feedstock costs per bbl and lower refinery yields.

CORPORATE:

  On August 1, 2012, Harvest completed its offer to exchange US$500 million in aggregate principal amount of its 6 7/8% Senior Notes due 2017 for the same principal amount of outstanding unregistered 6 7/8% Senior Notes due 2017 with 100% of the notes being exchanged.

  On August 16, 2012 Harvest entered into a subordinated loan agreement with ANKOR to borrow US$170 million at a fixed interest rate of 4.62% per annum. No payments of principal or interest are required before maturity on October 2, 2017.

  On September 19, 2012, Harvest redeemed $106.8 million of the outstanding 6.40% series of convertible debentures at an amount of $1,024.90 per $1,000 principal amount.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 6	November 14, 2012

FINANCIAL & OPERATING HIGHLIGHTS:

	Three Months Ended		Nine Months Ended
	September 30		September 30
C$ 000’s unless otherwise stated	2012	2011	2012	2011
FINANCIAL
Revenues(1)	1,275,117	848,239	4,235,065	2,923,854
Cash from operating activities	153,895	161,499	309,855	415,862
Net loss	(38,309)	(49,204)	(183,683)	(30,768)

Bank loan	570,413	256,463	570,413	256,463
Convertible debentures	632,695	510,420	632,695	510,420
Senior notes	480,319	742,890	480,319	742,890
Related party loan	168,109	–	168,109	–
Total financial debt(2)	1,851,536	1,509,773	1,851,536	1,509,773

Total assets	6,162,913	6,483,568	6,162,913	6,483,568

UPSTREAM OPERATIONS
Daily sales volumes (boe/d)	57,686	58,548	59,696	55,758
Average realized price
Oil and NGLs ($/bbl)(3)	70.71	74.49	73.66	77.67
Gas ($/mcf)	2.52	3.97	2.30	3.98
Operating netback prior to hedging ($/boe)(2)	26.55	30.96	27.75	33.79
Operating income (loss)	(11,394)	24,232	(48,862)	74,184

Cash contribution from operations(2)	133,294	161,372	421,316	467,187
Capital asset additions (excluding acquisitions)	113,912	190,597	477,139	553,747
Property and business acquisitions (dispositions), net	(8,082)	(2,582)	(8,835)	513,327
Decommissioning and environmental remediation expenditures	6,119	5,923	16,079	12,172

Net wells drilled	32.8	55.6	114.1	174.9
Net undeveloped land additions (acres)(4)	36,765	36,760	91,852	368,205

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	84,889	43,357	99,760	60,826
Average refining gross margin (US$/bbl) (2)	6.03	10.06	4.28	9.93
Operating loss	(21,882)	(20,331)	(113,287)	(15,768)

Cash contribution (deficiency) from operations(2)	213	2,035	(38,598)	48,363
Capital asset additions	12,886	100,132	32,686	244,752

(1)	Revenues are net of royalties and the effective portion of Harvest’s realized crude oil hedges.
(2)	This is a non–GAAP measure; please refer to “Non–GAAP Measures” in the MD&A.
(3)	Excludes the effect of risk management contracts designated as hedges.
(4)	Includes lands acquired in business combinations.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 6	November 14, 2012

MESSAGE TO STAKEHOLDERS:

Through the third quarter of 2012, Harvest continued to execute its capital program. In our Upstream operations, drilling focused on oil opportunities and our BlackGold oil sands project continued drilling SAGD producer and injector wells. Our Downstream operations focused on sustaining and reliability projects.

UPSTREAM OPERATIONS

Upstream production volumes in the third quarter of 2012 averaged 57,686 boe/d. Production volumes decreased 1% compared to the third quarter of 2011 mainly due to a third party gas plant turnaround. For the first nine months of 2012 production volumes were 59,696 boe/d, an increase of 7% compared to the first nine months of 2011. This increase is a result of the full period benefit of the assets acquired from Hunt, the restoration of the Plains Rainbow pipeline in August 2011 and production increases from our capital program, partially offset by the Caroline plant turnaround.

During the third quarter of 2012 Harvest invested $77.5 million in our conventional and unconventional assets, before BlackGold with the majority allocated to the drilling of 29 gross (25.8 net) wells with a 97% success rate, and the tie–in and completion of wells drilled earlier in 2012. Harvest’s drilling activities were focused exclusively on oil development and 28 of the 29 wells were horizontal drills with the most active areas being Heavy Oil and Kindersley. For the first nine months of 2012, excluding BlackGold, Harvest has spent $357.4 million in capital for the Upstream operations and has drilled 102 gross (88.1 net) wells.

In the third quarter of 2012, operating netback prior to hedging of $26.55/boe decreased by 14% compared to the third quarter of 2011. For the first nine months of 2012, operating netback prior to hedging was $27.75/boe, having decreased by 18% when compared to the same period in 2011. Decreases were due to lower realized commodity prices of $52.02/boe and $53.85/boe prior to hedging for the third quarter and first nine months of 2012, a 10% and 12 % decrease respectively compared to the same periods in 2011, and was partially offset by decreases in royalties and transportation costs. Harvest’s 2012 exit production is anticipated to be approximately 57,000 boe/d and full year average production is expected to be approximately 59,000 boe/d. In the fourth quarter of 2012, Harvest will focus on completing previously drilled wells, optimization and preparing for our winter drilling activities.

Harvest has restored the Upstream 2012 capital budget to $441 million from $411 million, excluding BlackGold. The additional $30 million of capital will be used in the fourth quarter for our winter drilling programs to ensure completion and tie–in prior to 2013 spring break up.

There is no change in royalty guidance of 16% of revenue and average general & administrative costs of $2.80/boe. Based on the actual operating costs incurred to date in 2012, guidance to operating costs has been revised to average approximately $17.00/boe.

BlackGold Project

During the third quarter of 2012, $36.4 million of the Upstream capital was used in the further development of the BlackGold oil sands project.

The BlackGold project designed Phase 1 with 30 SAGD wells (15 well pairs) of which 26 have been drilled to the end of the third quarter of 2012. The remaining 4 wells were drilled subsequent to the third quarter in October 2012. Engineering of the project is now approximately 80% complete and the site has been cleared and graded and now piling and foundation work is underway. Other near–term activities include completion of the detailed engineering work, delivery of equipment and modules to the site and the site construction. Phase 2 of the project, which is targeted to increase production capacity to 30,000 bbl/d, is in the regulatory approval process and approval is now anticipated in 2013.

As at September 30, 2012, the engineering and procurement portion of the contract relating to the central processing facility is approximately 60% complete and the facility construction portion of the contract is approximately 25% complete. Harvest has spent $120.9 million (including the $31.1 million deposit) on the EPC contract and has invested $243.2 million in the entire project since acquiring the BlackGold assets in 2010.

In the second quarter of 2012, Harvest revised its 2012 BlackGold capital spending from $215 million to $160 million. Activities that will be deferred are primarily related to facility construction.

DOWNSTREAM OPERATIONS

Throughput at the facility averaged 84,889 bbl/d for the quarter, an improvement from 43,357 bbl/d in the same period of 2011. The third quarter of 2012 average daily throughput rate was less than the nameplate capacity of 115,000 bbl/d as a result of an exchanger leak on the amine unit resulting in an outage of the amine, sulphur recovery and hydrocracker units and reduction in crude throughput to approximately 80,000 bbl/day for two weeks combined with an operational issue with the sulphur recovery unit resulting in an unplanned outage of all refinery units for approximately three weeks. Throughput for the nine months ended September 30, 2012 was 99,760 bbl/d, an increase of 64% from the average throughput of 60,826 bbl/d for the same period in 2011. Throughput in 2011 reflects the impact of the planned shutdown of the refinery units for turnaround work for approximately two months in the third quarter of 2011 and for three months during the first nine months of 2011.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 4 of 6	November 14, 2012

Harvest’s average refining margin of US$6.03/bbl was lower than US$10.06/bbl in the third quarter of 2011. The decrease in margin is a result of the decrease in our realized sour crude differential, partially offset by improved product prices.

The Downstream business contributed $0.2 million of cash during the quarter compared to a cash contribution of $2.0 million in the same period of 2011 due to higher operating and purchased energy expenses, offset by higher volume. The stronger Canadian dollar in 2012 has had a negative impact to the contribution from our refinery operations relative to the prior year as substantially all of our gross margin, cost of purchased energy and marketing expense are denominated in U.S. dollars.

Capital spending in the third quarter of 2012 totaled $12.9 million which was mainly allocated to sustaining capital projects. Third quarter 2011 capital spending totaled $100.1 million mostly related to the significant 2011 turnaround.

For the full year, throughput volume is expected to average between 100,000 to 105,000 bbl/d in 2012, with operating costs and purchased energy costs aggregating to approximately $6.50/bbl. 2012 capital spending for the Downstream operations will be approximately $71 million. Most of the capital spending during the fourth quarter will be allocated to sustaining and maintenance projects focused on compressor replacement, catalyst change out in the isomax unit and decoking of the visbreaker.

CORPORATE UPDATE

On July 31, 2012 Harvest extended the credit facility agreement by one year to April 30, 2016. All other terms of the credit facility agreement remain unchanged. At September 30, 2012, Harvest had $573.5 million drawn from the $800 million credit facility capacity.

On August 1, 2012, Harvest announced the completion of its offer to exchange up to (the “Exchange Offer”) US$500,000,000 in aggregate principal amount of its 6 7/8% Senior Notes due 2017 that have been registered under the United States Securities Act of 1933, as amended, for the same principal amount of outstanding unregistered 6 7/8% Senior Notes due 2017. Although no funds were received through the Exchange Offer, the 6 7/8% Senior Notes due 2017 are now available to a broader market of qualified and retail investors.

Harvest completed an intercompany agreement with ANKOR E&P Holdings ("ANKOR"), a U.S. subsidiary of Korea National Oil Corporation ("KNOC"), to borrow US$170 million on August 16, 2012. Harvest used the proceeds of the intercompany loan to reduce bank debt and repay the 6.40% series of convertible debentures. The intercompany loan is a subordinated debt maturing in 2017 and carries an interest rate of 4.62% per annum.

Harvest redeemed $106.8 million of the outstanding 6.40% series of convertible debentures on September 19, 2012. The debentures were traded on the TSX under the ticker HTE.DB.D and were delisted concurrently with the redemption on September 19, 2012. Harvest continues to have three series of convertible debentures trading on the TSX, the 7.25% convertible debentures due September 30, 2013 listed as HTE.DB.E, the 7.25% convertible debentures due February 28, 2014 listed as HTE.DB.F, and the 7.50% convertible debentures due May 31, 2015 listed as HTE.DB.G.

During the third quarter of 2012, Mr. John Zahary and Mr. J. Richard Harris resigned from our Board of Directors.The Harvest Board now consists of nine members. Harvest thanks both Mr. Zahary and Mr. Harris for their contributions to the Board.

In November, Dr. Seong–Hoon Kim announced his resignation as Chairman of the Board and as Chairman the Compensation and Corporate Governance Committee due to his retirement from his Senior Executive Vice President role with KNOC. We wish to express our gratitude to Dr. Kim for his efforts and dedication to the Harvest Board of Directors. Concurrently, we are very pleased to announce that Mr. Hong–Geun Im, Senior Executive Vice President of KNOC, has accepted the roles of Chairman of the Board and as Chairman the Compensation and Corporate Governance Committee. Mr. Im was a member of the Board of Directors in 2010 and is familiar with Harvest’s operations. Mr. Im has been with KNOC since 1982 and has held various positions overseeing the exploration and development of oil and gas assets in both Korea and foreign countries.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 5 of 6	November 14, 2012

Mr. Rob Pearce resigned as Chief Operating Officer, effective November 19th, 2012. Mr. Pearce joined Harvest in September of 2011. We would like to wish Mr. Pearce well in his future endeavors and thank him for his contributions to Harvest.

In succession to Mr. Pearce’s resignation, Harvest has appointed Mr. Les Hogan as Chief Operating Officer. Mr. Hogan was formerly the Vice President of Land and has been with Harvest since 2007. Mr. Hogan has over 30 years of experience in the oil and gas industry and has had an active role in Harvest’s acquisition and divesture program.

Harvest has consistently maintained a disciplined approach in health, safety and environmental issues and remains committed to operating in a socially responsible manner. Protecting our people, our partners, our stakeholders and the environment are key elements of our business. While we are active throughout the organization, we never lose sight of the fact that safe and environmentally friendly business practices are critical to our social license to operate. In all aspects of our business, we are committed to minimizing our environmental footprint, being a good and responsible corporate citizen, and conducting all of our affairs in an environmentally and socially responsible manner. We regularly conduct emergency response training, and perform safety and environmental audits of our operating facilities.

In closing, we thank all of our stakeholders for your support of and interest in Harvest.

CONFERENCE CALL

Harvest will be hosting a conference call to discuss our third quarter 2012 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on November 20th, 2012.

Those interested in participating in the conference call may dial 1– 877–240–9772 a few minutes prior to start and request the Harvest conference call.

The call will also be available for replay by dialing 1–800–408–3053 and entering passcode 2959522.

CORPORATE PROFILE

Harvest is a wholly–owned, non–guaranteed subsidiary of Korea National Oil Corporation (“KNOC”). Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with Upstream (exploration, development and production of crude oil and natural gas) and Downstream (refining and marketing of distillate, gasoline and fuel oil) segments. Our Upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas and is complemented by our long–life refining and marketing business. Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government–run petroleum company by applying ethical, sustainable and environment–friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward–looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward–looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward–looking statements. Forward–looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward–looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward–looking statements should circumstances or management’s estimates or opinions change. Forward–looking statements contained in this press release are expressly qualified by this cautionary statement.

INVESTOR & MEDIA CONTACT:	CORPORATE HEAD OFFICE:
Kari Sawatzky, Manager, Investor Relations	Harvest Operations Corp.
Toll Free Investor Mailbox: (866) 666–1178	2100, 330 – 5th Avenue S.W.
Email: information@harvestenergy.ca	Calgary, AB Canada T2P 0L4
Phone: (403) 265–1178
Website: www.harvestenergy.ca